SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2011

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Clive Burns
Clive Burns
Head of Group Secretariat

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1.	Name of the issuer

Prudential plc

2.	State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006)

(i)

3.	Name of person discharging managerial responsibilities/director

M Coltman, R Devey, J Foley, P Goerke, M McLintock, J Murray, N Nicandrou, B Stowe, T Thiam, M Wells

4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Relates to persons named in 3 above

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Relates to persons named in 3 above

6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

American Depository Receipts (ADRs) - representing a ratio 1 ADR equals 2 ordinary shares

7.	Name of registered shareholder(s) and, if more than one, the number of shares held by each of them

BWCI Trust Company Limited

8.	State the nature of the transaction

Awards given under the Prudential Group Performance Share Plan and Prudential Business Unit Performance Plan, see section 9.

9.	Number of shares, debentures or financial instruments relating to shares acquired

M Coltman

Prudential Group Performance Share Plan - 67,578 ordinary shares

R Devey

Prudential Group Performance Share Plan - 76,242 ordinary shares

Prudential Business Unit Performance Plan - 76,242 ordinary shares

J Foley

Prudential Group Performance Share Plan - 152,484 ordinary shares

P Goerke

Prudential Group Performance Share Plan - 107,570 ordinary shares

M McLintock

- Prudential Group Performance Share Plan - 48,517 ordinary shares

J Murray

- Prudential Group Performance Share Plan - 68,756 ordinary shares

N Nicandrou

- Prudential Group Performance Share Plan - 152,484 ordinary shares

B Stowe

- Prudential Group Performance Share Plan - 44,135 American Depository Receipts (ADRs) representing 88,270 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares)

- Prudential Business Unit Performance Plan - 44,135 American Depository Receipts (ADRs) representing 88,270 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares)

T Thiam

- Prudential Group Performance Share Plan - 374,279 ordinary shares

M Wells

- Prudential Group Performance Share Plan - 98,824 American Depository Receipts (ADRs) representing 197,648 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares)

- Prudential Business Unit Performance Plan - 98,824 American Depository Receipts (ADRs) representing 197,648 Prudential plc ordinary shares (Ratio 1 ADR equals 2 ordinary shares)

10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

M Coltman, less than 0.003%

R Devey, less than 0.006%

J Foley, less than 0.006%

P Goerke, less than 0.005%

M McLintock, less than 0.002%

J Murray, less than 0.003%

N Nicandrou, less than 0.006%

B Stowe, less than 0.007%

T Thiam, less than 0.02%

M Wells, less than 0.02%

11.	Number of shares, debentures or financial instruments relating to shares disposed

N/A

12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13.	Price per share or value of transaction

2011 share awards £7.213864

2011 ADR awards US$23.27364

14.	Date and place of transaction

London and New York, 27 May 2011

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

M Coltman - 183,415 ordinary shares, less than 0.008%

R Devey - 725,705 ordinary shares, less than 0.03%

J Foley - 687,870 ordinary shares, less than 0.03%

P Goerke - 107,570 ordinary shares, less than 0.005%

M McLintock - 911,516 ordinary shares, less than 0.04%

J Murray - 68,756 ordinary shares, less than 0.003%

N Nicandrou - 841,738 ordinary shares, less than 0.04%

B Stowe - 1,193,121 ordinary shares, less than 0.05%

T Thiam - 1,817,526 ordinary shares, less than 0.08%

M Wells - 1,098,168 ordinary shares, less than 0.05%

16.	Date issuer informed of transaction

27 May 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant

N/A

18.	Period during which or date on which it can be exercised

N/A

19.	Total amount paid (if any) for grant of the option

N/A

20.	Description of shares or debentures involved (class and number)

N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22.	Total number of shares or debentures over which options held following notification

N/A

23.	Any additional information

N/A

24.	Name of contact and telephone number for queries

Jennie Webb, Share Plans Adviser, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification

Clive Burns, Head of Group Secretariat, 020 7548 3805

Date of notification

31 May 2011

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America

Notes: This form is intended for use by an issuer to make an RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

END